UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2024

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Publication of Pillar 3 report Q1 2024 25 April 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: April 25, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

25 April 2024

Barclays Bank PLC

Publication of Pillar 3 Report

Barclays Bank PLC today announces the publication of its Pillar 3 Report for 31 March 2024 (the "Q1 2024 Pillar 3 Report"). The Q1 2024 Pillar 3 Report is available on the Barclays Group's website at:

https://home.barclays/investor-relations/reports-and-events/financial-results/

Key Metrics

As at 31 March 2024, Barclays Bank PLC's solo-consolidated Common Equity Tier 1 ratio was 11.9% and liquidity coverage ratio was 152%. The UK leverage ratio (excluding claims on central banks) for Barclays Bank PLC sub-consolidated was 5.6%. Please refer to the Q1 2024 Pillar 3 Report for the basis of preparation for these metrics.

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For further information, please contact:

Investor Relations                                                                          Media Relations

Marina Shchukina +44 (0)20 7116 2526                               Jonathan Tracey +44 (0) 20 7116 4755